Exhibit 99.2

Consolidated Financial Statements of

CGI INC.

For the years ended September 30, 2019 and 2018

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by an Independent Registered Public Accounting Firm, whose reports follow. PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit and Risk Management Committee of the Board of Directors, has performed an independent audit of the consolidated balance sheet as at September 30, 2019 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the year ended September 30, 2019 and the effectiveness of our internal control over financial reporting as at September 30, 2019. The consolidated balance sheet as at September 30, 2018, and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the year ended September 30, 2018 were audited by our previous auditors, Ernst & Young LLP. In addition, the Audit and Risk Management Committee of the Board of Directors reviews the disclosure of financial information and oversees the functioning of the Company’s financial disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with PricewaterhouseCoopers LLP and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. PricewaterhouseCoopers LLP has full and unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ George D. Schindler	/s/ François Boulanger

George D. Schindler	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 5, 2019

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	1

Management’s and Auditors’ Reports

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2019 was effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2019 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

/s/ George D. Schindler	/s/ François Boulanger

George D. Schindler	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

November 5, 2019

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	2

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CGI Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of CGI Inc. and its subsidiaries (together, the Company) as of September 30, 2019 and the related consolidated statement of earnings, comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the 2019 consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of September 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the 2019 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these 2019 consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s 2019 consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2019 consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the 2019 consolidated financial statements included performing procedures to assess the risks of material misstatement of the 2019 consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2019 consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the 2019 consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	3

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the audit of the 2019 consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Management Committee of the Board of Directors and that (i) relates to accounts or disclosures that are material to the 2019 consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the 2019 consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Estimates of total expected labour costs or total expected labour hours for systems integration and consulting services under fixed-fee arrangements

As described in Notes 3 and 27 to the 2019 consolidated financial statements, the Company recognizes revenue for systems integration and consulting services under fixed-fee arrangements using the percentage-of-completion method over time. As of September 30, 2019, revenue from systems integration and consulting services under fixed-fee arrangements makes up a significant portion of the revenue from systems integration and consulting services of $6,112,750,000. The selection of the measure of progress towards completion requires management judgment and is based on the nature of the services to be provided. As disclosed by management, the Company relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or total expected labour hours. Management has disclosed that there are many factors that can affect the estimates of total expected labour costs or total expected labour hours, including changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery.

The principal considerations for our determination that performing procedures relating to Revenue Recognition - Estimates of total expected labour costs or total expected labour hours for systems integration and consulting services under fixed-fee arrangements is a critical audit matter are i) there was significant judgment by management when developing the estimates of total expected labour costs or total expected labour hours ii) There were significant auditor judgment and effort in performing procedures to evaluate the estimates of total expected labour cost or total expected hours, including the assessment of management’s judgment about the Company’s ability to properly assess the factors that can affect the estimate significant assumptions related to the estimates total expected labour costs or total expected labour hours to complete.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the 2019 consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimates of total expected labour costs or total expected labour hours. The procedures also included, among others, evaluating and testing management’s process, on a sample basis, for determining the estimates of total expected labour costs or total expected labour hours which included evaluating the reasonableness of significant assumptions, including the total expected labour costs or total expected labour hours to complete, used by management by (i) testing total labour costs or total labour hours incurred to supporting evidence, (ii) performing a comparison of the sum of total labour costs or labour hours incurred and the total expected labour costs or total expected labour hours to complete to the originally estimated costs or hours; and; (iii) evaluating the process of the timely identification of factors that can affect the total expected labour costs or total expected labour hours, including but not limited to, changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery.

/s/ PricewaterHouseCoopers LLP

PricewaterHouseCoopers LLP

Montreal, Canada

November 5, 2019

We have served as the Company’s auditor since 2019.

1. CPA auditor, CA, public accountancy permit No. A115888

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	4

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL

STATEMENTS

To the Board of Directors and Shareholders of CGI Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of CGI Inc. (the “Company”), which comprise the consolidated balance sheet as at September 30, 2018, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2018, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditors from 2010 to 2018.

/s/ Ernst & Young LLP

Ernst & Young LLP

Montréal, Canada

November 6, 2018, except for Note 27, as to which the date is November 5, 2019

1. CPA auditor, CA, public accountancy permit No. A113209

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	5

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	Notes	2019	2018
		$	$
Revenue	27	12,111,236	11,506,825
Operating expenses
Costs of services, selling and administrative	22	10,284,007	9,801,791
Acquisition-related and integration costs	25c	77,417	37,482
Restructuring costs		—	100,387
Net finance costs	24	70,630	73,885
Foreign exchange loss		2,234	3,300
		10,434,288	10,016,845
Earnings before income taxes		1,676,948	1,489,980
Income tax expense	15	413,741	348,578
Net earnings		1,263,207	1,141,402
Earnings per share
Basic earnings per share	20	4.63	4.02
Diluted earnings per share	20	4.55	3.95

      See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	6

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2019	2018
	$	$
Net earnings	1,263,207	1,141,402
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(162,657)	63,424
Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	53,024	(25,710)
Deferred costs of hedging on cross-currency swaps	(4,091)	—
Net unrealized gains (losses) on cash flow hedges	50,943	(28,456)
Net unrealized gains (losses) on financial assets at fair value through other comprehensive income	4,102	(2,054)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains on defined benefit plans	33,777	35,001
Other comprehensive (loss) income	(24,902)	42,205
Comprehensive income	1,238,305	1,183,607

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	7

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	Notes	2019	2018
		$	$
Assets
Current assets
Cash and cash equivalents	26e and 30	213,831	184,091
Accounts receivable	4 and 30	1,357,090	1,481,368
Work in progress		1,096,031	942,826
Current financial assets	30	39,931	12,395
Prepaid expenses and other current assets		172,182	153,554
Income taxes		10,206	4,646
Total current assets before funds held for clients		2,889,271	2,778,880
Funds held for clients	5	368,112	325,552
Total current assets		3,257,383	3,104,432
Property, plant and equipment	6	397,661	388,093
Contract costs	7	222,965	243,147
Intangible assets	8	517,982	479,326
Other long-term assets	9	180,480	104,948
Long-term financial assets	10	176,899	117,736
Deferred tax assets	15	100,539	139,664
Goodwill	11	7,767,837	7,341,720
		12,621,746	11,919,066

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,108,895	1,134,802
Accrued compensation		642,897	602,245
Current derivative financial instruments	30	4,902	39,418
Deferred revenue		397,370	399,549
Income taxes		176,243	194,681
Provisions	12	73,509	72,068
Current portion of long-term debt	13	113,511	348,580
Total current liabilities before clients’ funds obligations		2,517,327	2,791,343
Clients’ funds obligations		366,796	328,324
Total current liabilities		2,884,123	3,119,667
Long-term income taxes		7,690	10,603
Long-term provisions	12	24,946	25,933
Long-term debt	13	2,217,696	1,452,313
Other long-term liabilities	14	213,392	205,646
Long-term derivative financial instruments	30	18,322	77,754
Deferred tax liabilities	15	178,265	173,009
Retirement benefits obligations	16	193,209	169,334
		5,737,643	5,234,259
Equity
Retained earnings		4,557,855	4,251,424
Accumulated other comprehensive income	17	176,694	201,596
Capital stock	18	1,903,977	2,018,592
Contributed surplus		245,577	213,195
		6,884,103	6,684,807
		12,621,746	11,919,066

See Notes to the Consolidated Financial Statements.

Approved by the Board of Directors	/s/ George D. Schindler	/s/ Serge Godin
	George D. Schindler	Serge Godin
	Director	Director

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	8

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

Net earnings		1,263,207	—	—	—	1,263,207
Other comprehensive loss		—	(24,902)	—	—	(24,902)
Comprehensive income (loss)		1,263,207	(24,902)	—	—	1,238,305
Share-based payment costs		—	—	—	39,440	39,440
Income tax impact associated with stock options		—	—	—	14,663	14,663
Exercise of stock options	18	—	—	77,773	(14,070)	63,703
Exercise of performance share units	18	—	—	7,651	(7,651)	—
Purchase for cancellation of Class A subordinate voting shares	18	(956,776)	—	(169,299)	—	(1,126,075)
Purchase of Class A subordinate voting shares held in trusts	18	—	—	(30,740)	—	(30,740)
Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

			Accumulated
		Retained	other	Capital	Contributed	Total
	Notes		comprehensive
		earnings	income	stock	surplus	equity
		$	$	$	$	$
Balance at September 30, 2017		3,794,439	159,391	2,054,725	194,071	6,202,626

Net earnings		1,141,402	—	—	—	1,141,402
Other comprehensive income		—	42,205	—	—	42,205
Comprehensive income		1,141,402	42,205	—	—	1,183,607
Share-based payment costs		—	—	—	38,457	38,457
Income tax impact associated with stock options		—	—	—	5,422	5,422
Exercise of stock options	18	—	—	94,552	(17,340)	77,212
Exercise of performance share units	18	—	—	7,439	(7,439)	—
Purchase for cancellation of Class A subordinate voting shares	18	(684,417)	—	(113,839)	—	(798,256)
Purchase of Class A subordinate shares held in trusts	18	—	—	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trusts	18	—	—	504	24	528
Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	9

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2019	2018
		$	$
Operating activities
Net earnings		1,263,207	1,141,402
Adjustments for:
Amortization and depreciation	23	392,301	392,675
Deferred income tax recovery	15	(8,297)	(41,238)
Foreign exchange losses		3,519	349
Share-based payment costs		39,440	38,457
Net change in non-cash working capital items	26a	(56,251)	(38,237)
Cash provided by operating activities		1,633,919	1,493,408

Investing activities
Net change in short-term investments		(9,889)	—
Business acquisitions (considering the bank overdraft assumed and cash acquired)		(480,366)	(248,137)
Investment in a step acquisition		(140,248)	—
Proceeds from sale of business		600	3,500
Purchase of property, plant and equipment		(162,061)	(143,250)
Additions to contract costs		(60,191)	(87,420)
Additions to intangible assets		(105,976)	(95,451)
Purchase of long-term investments		(523)	(16,238)
Proceeds from sale of long-term investments		7,845	9,578
Cash used in investing activities		(950,809)	(577,418)

Financing activities
Net change in unsecured committed revolving credit facility	13 and 26c	139,575	(5,205)
Increase of long-term debt	26c	686,810	20,111
Repayment of long-term debt	26c	(355,406)	(121,771)
Repayment of debt assumed in business acquisitions	26c	(2,141)	(28,609)
Settlement of derivative financial instruments	30 and 26c	(554)	(2,430)
Purchase of Class A subordinate voting shares held in trusts	18	(30,740)	(24,789)
Resale of Class A subordinate voting shares held in trusts	18	—	528
Purchase and cancellation of Class A subordinate voting shares	18	(1,130,255)	(794,076)
Issuance of Class A subordinate voting shares		63,602	77,197
Cash used in financing activities		(629,109)	(879,044)
Effect of foreign exchange rate changes on cash and cash equivalents		(24,261)	(18,727)
Net increase in cash and cash equivalents		29,740	18,219
Cash and cash equivalents, beginning of year		184,091	165,872
Cash and cash equivalents, end of year		213,831	184,091

Supplementary cash flow information (Note 26).

See Notes to the Consolidated Financial Statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	10

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services (BPS), systems integration and consulting, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s consolidated financial statements for the years ended September 30, 2019 and 2018 were authorized for issue by the Board of Directors on November 5, 2019.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, business combinations, provisions for uncertain tax treatments and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Revenue recognition of multiple deliverable arrangements

Assessing whether the deliverables within an arrangement are separate performance obligations requires judgement by management. A deliverable is identified as a separate performance obligation if the customer benefits from it on its own or together with resources that are readily available to the customer and if it is separately identifiable from the other deliverables in the contract. The Company assesses if the deliverables are separately identifiable in the context of the contract by determining if it is highly interrelated with other deliverables in the contract. If these criteria are not met, the deliverables are accounted for as a combined performance obligation.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	11

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue through the provision of managed IT and BPS, systems integration and consulting, as well as the sale of software solutions as described in Note 1, Description of business.

For the fiscal year ended September 30, 2019, under IFRS 15, Revenue from Contracts with Customers

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable.

A contract modification is a change in the scope or price of an existing revenue-generating customer contract. The Company accounts for a contract modification as a separate contract when the scope of the contract increases because of the addition of promised performance obligations and the price of the contract increases by an amount of consideration that reflects its stand-alone selling prices. When the contract is not accounted for as a separate contract, the Company recognizes an adjustment to revenue on the existing contract on a cumulative catch-up basis as at the date of the contract modification or, if the remaining goods and services are distinct, the Company recognizes the remaining consideration prospectively.

Revenue is recognized when or as the Company satisfies a performance obligation by transferring a promise of good or service to the customer and are measured at the amount of consideration the Company expects to be entitled to receive, including variable consideration, such as, discounts, volume rebates, service-level penalties, and incentives. Variable consideration is estimated using either the expected value method or most likely amount method and is included only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgement, management will mostly consider all information available at the time (historical, current and forecasted), the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. To determine whether the Company is a principal or an agent, it evaluates whether control is obtained of the goods or services before they are transferred to the client. Factors generally considered include whether the Company has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service and has discretion establishing the price.

Relative stand-alone selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. When estimating the stand-alone selling price of each performance obligations, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar deliverables. When observable prices are not available, the Company estimates stand-alone selling prices based on its best estimate. The best estimate of the stand-alone selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. Additionally, in certain circumstances, the Company may apply the residual approach when estimating the stand-alone price of software license products, for which the Company has not yet established the price or has not previously sold on a stand-alone basis.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	12

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

The appropriate revenue recognition method is applied for each performance obligation as described below.

Managed IT and business process services

Revenue from managed IT and business process services arrangements is generally recognized over time as the services are provided at the contractual billings, which corresponds with the value provided to the client, unless there is a better measure of performance or delivery.

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized over time as the services are rendered, and revenue under cost-based arrangements is recognized over time as reimbursable costs are incurred. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are generally recognized when amounts become billable.

Revenue from systems integration and consulting services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Factors considered in the estimates include: changes in scope of the contracts, delays in reaching milestones, complexities in project delivery, availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. Management regularly reviews underlying estimates of total expected labour costs or hours.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license, when identified as a performance obligation, is recognized at a point in time upon delivery. Otherwise when the software is significantly customized, integrated or modified, it is combined with the implementation and customization services and is accounted for as described in the systems integration and consulting services section above. Revenue from maintenance services for software licenses sold is recognized straight-line over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue. Work in progress and deferred revenue are presented net on a contract by-contract basis.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.

SHORT-TERM INVESTMENTS

Short-term investments, comprise generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	13

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (PP&E), including those under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or lease term, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in rental expense over the lease term.

CONTRACT COSTS

Contract costs are comprised primarily of transition costs incurred to implement long-term managed IT and business process services contracts and incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, as well as conversion of the client’s applications to the Company’s platforms incurred after the award of managed IT and business process services contracts. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of managed IT and business process services contracts. These incentives are granted in the form of cash payments.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	14

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

Impairment of contract costs

When a contract is not expected to be profitable, the estimated loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as onerous revenue-generating contracts in provisions. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships	2 to 10 years

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of PP&E and intangible assets not available for use are tested for impairment annually as at September 30. Goodwill is tested for impairment annually during the fourth quarter of each fiscal year.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	15

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are presented as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes in estimate are recognized in the consolidated statements of earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	16

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and performance share units (PSUs).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs related to internal-use software and business solutions are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax asset or reduces an income tax liability only when it is probable that the tax asset will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors such as experience of previous tax audits or interpretations of tax regulations.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of vacated premises, litigation and claims provisions arising in the ordinary course of business, decommissioning liabilities for operating leases of office buildings and onerous revenue-generating contracts. The Company also records restructuring provisions for termination of employment costs related to its productivity improvement initiatives and to the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	17

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

PROVISIONS (CONTINUED)

The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Provisions for onerous revenue-generating contracts are recorded when unavoidable costs of fulfilling the contract exceed the estimated total revenue from the contract. Management regularly reviews arrangement profitability and the underlying estimates.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	18

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company’s contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

FINANCIAL INSTRUMENTS

For the fiscal year ended September 30, 2019, under IFRS 9, Financial Instruments

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI). Financial assets are classified based on the Company’s management model of such instruments and their contractual cash flows they generate. Financial liabilities are classified and measured at amortized cost, unless they are held for trading and classified as FVTE.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets are measured at fair value at the end of each reporting period and the resulting gains or losses are recorded in the consolidated statements of earnings.

Amortized Cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations are measured at amortized cost using the effective interest method. Financial assets classified at amortized cost are subject to impairment. For trade accounts receivable and long-term receivables, as well for work in progress, the Company applies the simplified approach to measure expected credit losses, which requires lifetime expected loss allowance to be recorded upon initial recognition of the financial assets.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	19

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

FVOCI

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets are measured at fair value through other comprehensive income and are subject to impairment for which the Company uses the low credit risk exemption.

The unrealized gains and losses, net of applicable income taxes, are recorded in other comprehensive income. Interest income measured using the effective interest method and realized gains and losses on derecognition are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition as substantially all the risks and rewards of ownership of the financial asset have been transferred.

Fair value hierarchy

Fair value measurements recognized on the balance sheets are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged item and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis.

Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter generally based on a managed hedge ratio of 1:1. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged instrument or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item. Any meaningful imbalance is considered ineffectiveness in the hedge and accounted for accordingly in the consolidated statements of earnings.

Hedges of net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	20

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s revenue and costs are denominated in a currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged item is recognized in the consolidated statements of earnings.

Fair value hedges of Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

Cost of hedging

Company may elect to account for forward element of forward contracts or foreign currency basis spread as costs of hedging. In such cases, the deferred costs of hedging, net of applicable income taxes, are recognized as a separate component of the accumulated other comprehensive income and reclassified in the consolidated statements of earnings when the hedged item is recognized.

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	21

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS (CONTINUED)

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

ADOPTION OF ACCOUNTING STANDARDS

The following standards have been adopted by the Company on October 1, 2018:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.

IFRS 15 was adopted by the Company using the modified retrospective method, with no restatement of comparative figures. The Company’s policies applicable prior to October 1, 2018 are described below. The main changes to these accounting policies are as follows:

–

Initial implementation activities of managed IT and business process services arrangements, previously not considered as a separately identifiable component, could be in some cases identified as a separate performance obligation if they meet the criteria of being distinct under IFRS 15 resulting in acceleration of revenue recognition and related contract costs.

–

Previously, when a software license had value to the client on a stand-alone basis and was identified as a separately identifiable component, revenue from the software license was recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license is now combined with the services resulting in deferral of revenue recognition.

–

The Company changed its presentation of work in progress and deferred revenue which are now presented net on a contract by-contract basis separately from accounts receivable and no longer for each project as it was previously the case for systems integration and consulting services arrangements.

–

IFRS 15 indicates that IAS 37, Provisions, Contingent Liabilities and Contingent Assets, should now be applied to estimated losses on revenue-generating contracts. Therefore, related amounts previously classified as accounts payable and accrued liabilities and other long-term liabilities are now classified as current and non-current provisions.

–

IFRS 15 requires additional disclosures such as information on disaggregation of revenue from contracts with customers by geography, service type and major clients and on remaining performance obligations, which are respectively provided in Note 27, Segmented Information and Note 21, Remaining performance obligations.

The adoption of IFRS 15 did not have a material impact on the Company’s consolidated financial statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	22

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 15 - Revenue from Contracts with Customers (continued)

Accounting policies for the fiscal year ended September 30, 2018, under IAS 18, Revenue and IAS 11, Construction Contracts

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent include if the Company has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service, has discretion in supplier selection and assumes credit risks.

Revenue recognition of multiple component arrangements

Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.

Relative selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating the selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of the selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

Managed IT and BPS

Revenue from managed IT and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	23

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 15 - Revenue from Contracts with Customers (continued)

Accounting policies for the fiscal year ended September 30, 2018, under IAS 18, Revenue and IAS 11, Construction Contracts (continued)

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service period. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred if it is probable that such costs will be recoverable.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the stream associated with the transaction will generate sufficient amounts to fund the value on which revenue recognition is based.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in the Systems integration and consulting services section above. Revenue from maintenance services for software licenses sold is recognized ratably over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	24

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 9 - Financial instruments

In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 was adopted retrospectively by the Company, with no restatement of comparative figures. The Company’s policies applicable prior to October 1, 2018 are described below. The main changes to these accounting policies are as follows:

–

The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company’s financial assets previously classified as loans and receivables are now classified at amortized cost and continue to be measured as such. Financial assets previously classified as available-for-sale are now classified at fair value through other comprehensive income and continue to be measured as such. Other financial assets and derivatives that do not qualify for hedge accounting are still classified and measured at fair value through earnings. Financial liabilities previously classified as other liabilities are now classified at amortized cost and continue to be measured as such.

–

The standard introduces a new impairment model which applies to the Company’s trade accounts receivable, work in progress, long-term receivables and long-term bonds. The Company is not subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher. The Company has applied the simplified approach on its accounts receivable, work in progress and long-term receivables and used the low credit risk exemption on its long-term bonds.

–

Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company had applied the new hedge accounting model and the existing hedge relationships continue to qualify for hedge accounting under this new model. The Company had elected to account for the forward element of the cross-currency swaps as costs of hedging.

–	The additional annual disclosures are provided in Note 30, Financial instruments.

The adoption of IFRS 9 did not have a material impact on the Company’s consolidated financial statements.

Accounting policies for the fiscal year ended September 30, 2018, under IAS 39, Financial Instruments: recognition and measurement

All financial instruments are initially measured at their fair value. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method.

Financial assets and liabilities classified as fair value through earnings (FVTE) and classified as available-for-sale are measured subsequently at their fair value.

Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Gains and losses related to periodic revaluations of financial assets and liabilities designated as FVTE are recorded in the consolidated statements of earnings.

The unrealized gains and losses, net of applicable income taxes, on available-for-sale assets are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available-for-sale assets are recorded in the consolidated statements of earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	25

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 9 - Financial instruments (continued)

Accounting policies for the fiscal year ended September 30, 2018, under IAS 39, Financial Instruments: recognition and measurement (continued)

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition. The transfer qualifies for derecognition if substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company has made the following classifications:

FVTE

Cash and cash equivalents and derivative financial instruments unless they qualify for hedge accounting. In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loans and receivables

Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.

Available-for-sale

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

Fair value hierarchy

Fair value measurements recognized in the balance sheets are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	26

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)

IFRS 9 - Financial instruments (continued)

Accounting policies for the fiscal year ended September 30, 2018, under IAS 39, Financial Instruments: recognition and measurement (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (continued)

The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

Derivative financial instruments used as hedging items are recorded at fair value in the consolidated balance sheets under current derivative financial instruments, long-term financial assets or long-term derivative financial instruments. Valuation models, such as discounted cash flow analyses using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.

Hedges of net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s revenue and costs are denominated in currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

These derivatives are documented as cash flow hedges and no component of the derivative contracts’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.

Fair value hedges of Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	27

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of September 30, 2019.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard is effective since October 1, 2019 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (modified retrospective method). The Company adopted IFRS 16 using the modified retrospective method, with no restatement of comparative figures. The Company made use of practical expedients available on transition including the definition of a lease, the use of hindsight in determining the lease term, applying a single incremental borrowing rate to a portfolio of leases with similar characteristics and adjusting the right-of-use assets for any onerous lease provisions as an alternative to an impairment review.

In preparation for the conversion to IFRS 16, the Company has developed a detailed conversion plan consisting of three phases: 1) awareness and assessment, 2) design and 3) implementation. As part of the first phase, the Company has established a steering committee responsible for monitoring the progress and approving recommendations from the project team. The steering committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee. The Company is progressing toward the completion of the third phase of the conversion plan.

The following table shows the expected impact of the adoption of IFRS 16 on the Company’s consolidated balance sheet as of October 1, 2019:

	Balance sheet as at	IFRS 16 adoption	Expected balance sheet
	September 30, 2019		as at October 1, 2019
	$	$	$
Assets
Accounts receivable	1,357,090	3,319	1,360,409
Prepaid expenses and other current assets	172,182	(6,365)	165,817
Property, plant and equipment	397,661	(21,863)	375,798
Right-of-use assets	—	701,346	701,346
Other long-term assets	180,480	607	181,087
Deferred tax assets	100,539	14,230	114,769
Other assets	10,413,794	—	10,413,794
	12,621,746	691,274	13,313,020

Liabilities
Accounts payable and accrued liabilities	1,108,895	(8,037)	1,100,858
Current portion of provisions	73,509	(3,723)	69,786
Current portion of long-term debt	113,511	152,758	266,269
Long-term provisions	24,946	(2,264)	22,682
Long-term debt	2,217,696	693,269	2,910,965
Other long-term liabilities	213,392	(64,655)	148,737
Deferred tax liabilities	178,265	(8,790)	169,475
Other liabilities	1,807,429	—	1,807,429
	5,737,643	758,558	6,496,201

Equity
Retained earnings	4,557,855	(67,284)	4,490,571
Other equity	2,326,248	—	2,326,248
	6,884,103	(67,284)	6,816,819
	12,621,746	691,274	13,313,020

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	28

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)

IFRS 16 - Leases (continued)

When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses. The adoption of IFRS 16 will not have an impact on its ability to comply with the external covenants disclosed in Note 31, Capital risk management, related to its Senior U.S. and euro unsecured notes, unsecured committed revolving credit facility and unsecured committed term loan credit facility.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform

In September 2019, the IASB has amended some of its requirements to address the uncertainty arising from the phasing out of interest-rate benchmarks such as interbank offered rates (IBORS). The amendments issued focused on the accounting effects of uncertainty in the period leading up to the reform. The IASB is also working on the potential consequences to financial reporting of replacing an existing benchmark with an alternative. The amendments impact IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement and IFRS 7 Financial instruments: Disclosures. The amendments come into effect for annual periods beginning on or after January 1, 2020 subject to European Union endorsement. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	29

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

4.	Accounts receivable

	As at	As at
	September 30, 2019	September 30, 2018
	$	$
Trade (Note 30)	979,728	1,126,772
R&D and other tax credits[1]	259,289	245,980
Other	118,073	108,616
	1,357,090	1,481,368

1    R&D and other tax credits were related to government programs in Canada, the United States of America, France, the United Kingdom and other countries.

5.	Funds held for clients

	As at	As at
	September 30, 2019	September 30, 2018
	$	$
Cash	187,823	141,151
Long-term bonds (Note 30)	180,289	184,401
	368,112	325,552

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	30

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment

	Land and	Leasehold	Furniture,	Computer
			fixtures and		Total
	buildings	improvements	equipment	equipment
	$	$	$	$	$
Cost
As at September 30, 2018	58,455	204,888	164,634	686,499	1,114,476
Additions	619	40,915	19,568	104,887	165,989
Additions - business acquisitions (Note 25a)	—	5,320	981	1,374	7,675
Disposals/retirements	—	(25,565)	(4,146)	(67,291)	(97,002)
Foreign currency translation adjustment	(460)	(999)	(399)	(10,840)	(12,698)
As at September 30, 2019	58,614	224,559	180,638	714,629	1,178,440
Accumulated depreciation
As at September 30, 2018	14,652	144,275	106,223	461,233	726,383
Depreciation expense (Note 23)	2,601	21,021	16,428	119,214	159,264
Disposals/retirements	—	(25,099)	(3,836)	(67,223)	(96,158)
Foreign currency translation adjustment	(292)	(471)	(143)	(7,804)	(8,710)
As at September 30, 2019	16,961	139,726	118,672	505,420	780,779
Net carrying amount as at September 30, 2019	41,653	84,833	61,966	209,209	397,661

	Land and	Leasehold	Furniture,	Computer
			fixtures and		Total
	buildings	improvements	equipment	equipment
	$	$	$	$	$
Cost
As at September 30, 2017	65,640	210,326	164,016	645,363	1,085,345
Additions	748	27,970	11,034	110,776	150,528
Additions - business acquisitions (Note 25b)	—	192	943	1,479	2,614
Disposals/retirements	(8,933)	(35,311)	(11,082)	(73,245)	(128,571)
Foreign currency translation adjustment	1,000	1,711	(277)	2,126	4,560
As at September 30, 2018	58,455	204,888	164,634	686,499	1,114,476
Accumulated depreciation
As at September 30, 2017	20,691	154,801	99,131	414,109	688,732
Depreciation expense (Note 23)	2,000	21,881	16,003	116,703	156,587
Impairment (Note 23)	—	160	1,764	—	1,924
Disposals/retirements	(8,542)	(34,251)	(10,396)	(70,577)	(123,766)
Foreign currency translation adjustment	503	1,684	(279)	998	2,906
As at September 30, 2018	14,652	144,275	106,223	461,233	726,383
Net carrying amount as at September 30, 2018	43,803	60,613	58,411	225,266	388,093

PP&E include the following assets acquired under finance leases:

		As at September 30, 2019			As at September 30, 2018
		Accumulated	Net		Accumulated	Net
	Cost		carrying	Cost		carrying
		depreciation	amount		depreciation	amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	14,578	8,285	6,293	15,309	7,958	7,351
Computer equipment	40,357	24,787	15,570	46,183	29,831	16,352
	54,935	33,072	21,863	61,492	37,789	23,703

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	31

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Contract costs

		As at September 30, 2019			As at September 30, 2018
				Net			Net
			Accumulated	carrying		Accumulated	carrying
		Cost	amortization	amount	Cost	amortization	amount
		$	$	$	$	$	$
Transition costs		476,075	258,283	217,792	461,262	235,931	225,331
Incentives		61,258	56,085	5,173	71,748	53,932	17,816
		537,333	314,368	222,965	533,010	289,863	243,147
8. Intangible assets
		Internal-use		Business
	Internal-use	software	Business	solutions
	software	internally	solutions	internally	Software	Client
	acquired	developed	acquired	developed	licenses	relationships	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2018	95,707	114,701	82,256	444,593	216,490	1,025,083	1,978,830
Additions	4,321	9,433	911	61,693	20,196	—	96,554
Additions - business acquisitions (Note 25)	77	—	—	—	201	113,786	114,064
Disposals/retirements	(436)	(326)	(803)	(46)	(13,281)	(24,321)	(39,213)
Foreign currency translation adjustment	(465)	(519)	(1,336)	5,144	(2,096)	(19,209)	(18,481)
As at September 30, 2019	99,204	123,289	81,028	511,384	221,510	1,095,339	2,131,754
Accumulated amortization
As at September 30, 2018	72,177	58,212	80,586	277,092	145,078	866,359	1,499,504
Amortization expense (Note 23)	8,872	11,513	1,319	37,318	29,356	76,182	164,560
Disposals/retirements	(436)	(326)	(803)	(46)	(13,247)	(24,321)	(39,179)
Foreign currency translation adjustment	(146)	(304)	(1,195)	3,482	(1,596)	(11,354)	(11,113)
As at September 30, 2019	80,467	69,095	79,907	317,846	159,591	906,866	1,613,772
Net carrying amount as at September 30, 2019	18,737	54,194	1,121	193,538	61,919	188,473	517,982

		Internal-use		Business
	Internal-use	software	Business	solutions		Client
	software	internally	solutions	internally	Software	relationships
	acquired	developed	acquired	developed	licenses	and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2017	99,047	94,788	84,044	387,624	217,875	965,687	1,849,065
Additions	5,742	21,724	—	47,125	19,343	—	93,934
Additions - business acquisitions	—	—	—	—	—	46,755	46,755
Disposals/retirements	(10,145)	(1,605)	(1,503)	(2,796)	(22,278)	—	(38,327)
Foreign currency translation adjustment	1,063	(206)	(285)	12,640	1,550	12,641	27,403
As at September 30, 2018	95,707	114,701	82,256	444,593	216,490	1,025,083	1,978,830
Accumulated amortization
As at September 30, 2017	74,286	50,842	78,151	237,351	131,672	786,337	1,358,639
Amortization expense (Note 23)	7,385	7,757	3,954	33,197	34,186	70,447	156,926
Impairment (Note 23)	—	1,209	—	57	—	—	1,266
Disposals/retirements	(10,145)	(1,605)	(1,503)	(2,062)	(21,926)	—	(37,241)
Foreign currency translation adjustment	651	9	(16)	8,549	1,146	9,575	19,914
As at September 30, 2018	72,177	58,212	80,586	277,092	145,078	866,359	1,499,504
Net carrying amount as at September 30, 2018	23,530	56,489	1,670	167,501	71,412	158,724	479,326

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	32

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.	Other long-term assets

	As at September 30, 2019	As at September 30, 2018
	$	$
Prepaid long-term maintenance agreements	20,532	21,647
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 16)	23,879	24,652
Retirement benefits assets (Note 16)	96,620	27,482
Deposits	13,999	11,253
Deferred financing fees	3,798	3,182
Other	21,652	16,732
	180,480	104,948

10.	Long-term financial assets

	As at September 30, 2019	As at September 30, 2018
	$	$
Deferred compensation plan assets (Notes 16 and 30)	62,627	56,900
Long-term investments (Note 30)	24,596	30,054
Long-term receivables	18,034	19,470
Long-term derivative financial instruments (Note 30)	71,642	11,312
	176,899	117,736

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	33

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

11.   Goodwill

In the prior fiscal year, management reviewed the Company’s operating results through nine operating segments referred to as the Company’s Strategic Business Units, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco); United States of America (U.S.) Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany); Asia Pacific Global Delivery Centers of Excellence (India and Philippines) and Australia. The last two operating segments which each had reported revenue, earnings and assets that are less than 10% of the Company’s total revenue, earnings and assets, had been aggregated together as Asia Pacific.

During the year ended September 30, 2019, the Company realigned its management structure, resulting primarily in the transfer of our Belgium and Southern Europe operations from the Central and Eastern Europe to the Western and Southern Europe operating segment, the transfer of our Australia operations from the Asia Pacific segment to the U.K. operating segment as well as other internal organizational changes. The Company is now managed through eight operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); Northern Europe (including Nordics, Baltics and Poland); Canada; U.S. Commercial and State Government; U.S. Federal; U.K. and Australia; Central and Eastern Europe (primarily Netherlands and Germany); and Asia Pacific Global Delivery Centers of Excellence (India and Philippines) (Asia Pacific).

Due to the changes in operating segments, the Company reallocated goodwill to the revised CGUs using their relative fair value. No goodwill were impaired before the reclassification.

The operating segments reflect the fiscal year 2019 management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test during the fourth quarter of the fiscal year 2019 and did not identify any impairment.

The variations in goodwill were as follows:

	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$

As at September 30, 2018	898,186	1,327,204	1,141,227	1,111,719	882,246	829,520	856,916	294,702	7,341,720

Business acquisitions (Note 25)	—	482,939	(734)	—	13,955	—	90,943	—	587,103

Goodwill reallocation	115,884	—	(3,756)	(4,361)	—	5,366	(94,696)	(18,437)	—

Foreign currency translation adjustment	(38,995)	(106,216)	—	26,888	21,863	(28,568)	(32,598)	(3,360)	(160,986)

As at September 30, 2019	975,075	1,703,927	1,136,737	1,134,246	918,064	806,318	820,565	272,905	7,767,837

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2019	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Asia Pacific
	%	%	%	%	%	%	%	%

Pre-tax WACC	9.1	9.4	8.9	10.0	9.9	8.9	9.1	21.4

Long-term growth rate of net operating cash flows[1]	1.8	1.8	2.0	2.0	2.0	1.9	1.5	2.0

2018	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%	%

Pre-tax WACC	9.1	8.9	8.6	10.9	10.2	8.1	9.0	19.1

Long-term growth rate of net operating cash flows[1]	2.0	2.0	1.7	2.0	2.0	1.9	2.0	2.0

1 The long-term growth rate is based on published industry research.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	34

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.   Provisions

As at September 30, 2019, the Company had $98,455,000 ($98,001,000 as at September 30, 2018) of provisions which consist mainly of restructuring.

The following table presents restructuring provisions continuity schedule:

	As at September 30, 2019	As at September 30, 2018
	$	$

Balance, beginning of year	51,529	63,128

Additional provisions	56,268	111,878

Utilized amounts	(67,302)	(123,766)

Foreign currency translation adjustment	(1,283)	289

Balance, end of year	39,212	51,529

Current portion	38,284	50,130

Non-current portion	928	1,399

During the year ended September 30, 2019, additional provisions consist of termination of employment costs in connection with acquisitions of $56,268,000 ($17,630,000 for the year ended September 30, 2018).

In addition, during the year ended September 30, 2018, additional provisions include $94,248,000 of termination of employment costs related to the previously announced restructuring program.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	35

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.   Long-term debt

	As at September 30, 2019	As at September 30, 2018
	$	$

Senior U.S. unsecured note repayable of $331,150 (U.S.$250,000) in 2021[1]	332,533	491,651

Senior unsecured notes repayable in September by tranches of $72,853 (U.S.$55,000) in 2021, $397,380 (U.S.$300,000) in 2024, $331,150 (U.S.$250,000) in five yearly repayments of U.S.$50,000 from 2020 to 2024 and $122,791 (€85,000) in 2021[2]	924,021	1,025,683

Unsecured committed revolving credit facility[3]	334,370	194,795

Unsecured committed term loan credit facility[4]	661,939	—

Obligations repayable in blended monthly installments maturing at various dates until 2024, bearing a weighted average interest rate of 2.62% (2.46% in 2018)	14,295	30,124

Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2024, bearing a weighted average interest rate of 2.44% (2.40% in 2018)	30,339	29,909

Other long-term debt	33,710	28,731

	2,331,207	1,800,893

Current portion	113,511	348,580

	2,217,696	1,452,313

[1]

As at September 30, 2019, an amount of $331,150,000 was drawn, plus fair value adjustments relating to interest rate swaps designated as fair value hedges of $1,418,000 and less financing fees of $35,000. In December 2018, the Company repaid the scheduled repayment of a tranche of the Senior U.S. unsecured note for a total amount of $187,600,000 and settled the related cross-currency swaps (Note 30). The private placement financing with U.S. institutional investors is comprised of one tranche of Senior U.S. unsecured note with a maturity of 2.2 years and an interest rate of 4.99% (weighted average interest rate of 4.76% in 2018). The Senior U.S. unsecured note contains covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2019, the Company was in compliance with these covenants.

[2]

As at September 30, 2019, an amount of $924,174,000 was drawn, less financing fees of $153,000. The private placement is comprised of three tranches of Senior U. S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 3.2 years and a weighted average interest rate of 3.66% (3.63% in 2018). In September 2019, the Company repaid the second of the seven yearly scheduled repayments of U.S.$50,000,000 on a tranche of the Senior U. S. unsecured notes for a total amount of $66,055,000 and settled the related cross-currency swaps (Note 30). In September 2019, the Company also repaid the scheduled repayment of a tranche of the Senior U.S. unsecured notes for a total amount of $52,844,000. The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2019, the Company was in compliance with these covenants.

[3]

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2023. This facility bears interest at bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2019, an amount of $15,000,000 was drawn upon this facility at Canadian prime with no margin at a weighted average interest rate of 3.95% and $319,371,000 at banker’s acceptance with a margin of 1.13% and a weighted average interest rate of 1.97%. Also, an amount of $9,631,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 5, 2019, the facility was extended by one year to December 2024 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2019, the Company was in compliance with these covenants.

[4]

During the year ended September 30, 2019, the Company has entered into an unsecured committed term loan credit facility, for a notional amount of U.S. $500,000,000 expiring in December 2023. This facility bears interest at LIBOR, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2019, an amount of $662,300,000 was drawn less financing fees of $361,000 with a margin of 1.00% and a weighted average interest rate of 2.03%. The unsecured committed term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2019, the Company was in compliance with these covenants.

Minimum finance lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
Less than one year	14,086	448	14,534
Between one and two years	11,303	282	11,585
Between two and five years	4,950	176	5,126
Total minimum finance lease payments	30,339	906	31,245

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	36

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.   Other long-term liabilities

	As at September 30, 2019	As at September 30, 2018
	$	$

Deferred revenue	70,522	86,272

Deferred compensation plan liabilities (Note 16)	63,838	58,197

Deferred rent	64,652	47,325

Other	14,380	13,852

	213,392	205,646

15.   Income taxes

	Year ended September 30
	2019	2018
	$	$

Current income tax expense

Current income tax expense in respect of the current year	439,972	386,773

Current income tax expense relating to changes in tax laws	—	11,400

Adjustments recognized in the current year in relation to the income tax expense of prior years	(17,934)	(8,357)

Total current income tax expense	422,038	389,816

Deferred income tax recovery

Deferred income tax (recovery) expense relating to the origination and reversal of temporary differences	(959)	2,617

Deferred income tax expense (recovery) relating to changes in tax rates	784	(42,437)

Recognition of previously unrecognized temporary differences	(8,122)	(1,418)

Total deferred income tax recovery	(8,297)	(41,238)

Total income tax expense	413,741	348,578

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2019	2018
	%	%
Company’s statutory tax rate	26.6	26.7
Effect of foreign tax rate differences	(1.6)	(1.3)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(1.4)	(0.8)
Non-deductible and tax exempt items	0.2	(0.2)
Recognition of previously unrecognized temporary differences	—	0.2
Effect of integration-related costs	0.1	—
Minimum income tax charge	0.8	0.9
Changes in tax laws and rates	—	(2.1)
Effective income tax rate	24.7	23.4

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	37

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2018	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2019
	$	$	$	$	$	$	$

Accounts payable, accrued liabilities and other long-term liabilities	78,177	(3,220)	(8,394)	—	—	1,363	67,926

Tax benefits on losses carried forward	62,415	—	(1,001)	—	—	(2,251)	59,163

Accrued compensation	34,887	18	3,995	—	6,132	375	45,407

Retirement benefits obligations	25,418	—	(2,683)	(4,324)	—	(507)	17,904

Allowance for doubtful accounts	(260)	—	260	—	—	—	—

PP&E, contract costs, intangible assets and other long-term assets	(106,207)	(24,514)	7,788	—	—	(214)	(123,147)

Work in progress	(59,142)	—	16,010	—	—	(437)	(43,569)

Goodwill	(53,891)	—	(5,407)	—	—	(1,068)	(60,366)

Refundable tax credits on salaries	(26,502)	—	683	—	—	—	(25,819)

Cash flow hedges	12,398	—	(1,470)	(25,290)	—	459	(13,903)

Other	(638)	76	(1,484)	2,374	—	(1,650)	(1,322)

Deferred taxes, net	(33,345)	(27,640)	8,297	(27,240)	6,132	(3,930)	(77,726)

	As at September 30, 2017	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2018
	$	$	$	$	$	$	$

Accounts payable, accrued liabilities and other long-term liabilities	82,697	(1,619)	(2,795)	—	—	(106)	78,177

Tax benefits on losses carried forward	78,893	589	(18,141)	—	—	1,074	62,415

Accrued compensation	40,830	—	(4,770)	—	(1,959)	786	34,887

Retirement benefits obligations	34,162	—	(1,286)	(7,911)	—	453	25,418

Allowance for doubtful accounts	323	—	(562)	—	—	(21)	(260)

PP&E, contract costs, intangible assets and other long-term assets	(134,083)	(8,216)	39,646	—	—	(3,554)	(106,207)

Work in progress	(80,898)	—	23,253	—	—	(1,497)	(59,142)

Goodwill	(60,668)	—	8,055	—	—	(1,278)	(53,891)

Refundable tax credits on salaries	(29,785)	—	3,283	—	—	—	(26,502)

Cash flow hedges	(2,355)	—	(39)	14,618	—	174	12,398

Other	3,971	—	(5,406)	675	—	122	(638)

Deferred taxes, net	(66,913)	(9,246)	41,238	7,382	(1,959)	(3,847)	(33,345)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2019	As at September 30, 2018
	$	$
Deferred tax assets	100,539	139,664
Deferred tax liabilities	(178,265)	(173,009)
	(77,726)	(33,345)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	38

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

On September 30, 2019, the Company recorded a deferred tax asset of $18,500,000 attributable to the recognition of additional operating tax losses following a settlement with the German tax authority.

On December 22, 2017, the U.S. government enacted a tax reform which includes several measures such as a reduction of corporate tax rate from 35% to 21%, effective on January 1, 2018, and a one-time repatriation tax on earnings held by foreign subsidiaries. In addition to the U.S. tax reform, the government of France enacted a temporary corporate surtax for the current year and a tax rate reduction was enacted by the government of Belgium. As such, the Company recorded a net income tax recovery of $34,100,000 for its fiscal year ended September 30, 2018 resulting from the re-evaluation of its deferred tax assets and liabilities of $45,500,000 partially offset by an income tax expense of $11,400,000 in relation to the U.S. repatriation tax.

As at September 30, 2019, the Company had $367,352,000 ($387,684,000 as at September 30, 2018) in operating tax losses carried forward, of which $37,480,000 ($53,382,000 as at September 30, 2018) expire at various dates from 2020 to 2039 and $329,872,000 ($334,302,000 as at September 30, 2018) have no expiry dates. As at September 30, 2019, a deferred income tax of $54,814,000 ($58,044,000 as at September 30, 2018) has been recognized on $289,976,000 ($290,244,000 as at September as at September 30, 2018) of these losses. The deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which the unused tax losses can be utilized. As at September 30, 2019, the Company had $29,287,000 ($26,601,000 as at September 30, 2018) of the unrecognized operating tax losses that will expire at various dates from 2029 to 2039 and 48,089,000 ($70,839,000 as at September 30, 2018) that have no expiry date.

As at September 30, 2019, the Company had $471,772,000 ($497,277,000 as at September 30, 2018) in non-operating tax losses carried forward that have no expiry dates. As at September 30, 2019, a deferred income tax asset of $4,349,000 ($4,371,000 as at September 30, 2018) has been recognized on $18,151,000 ($18,246,000 as at September 30, 2018) of these losses. As at September 30, 2019, the Company had $453,621,000 ($479,031,000 as at September 30, 2018) of unrecognized non-operating tax losses.

As at September 30, 2019, the Company had $149,121,000 ($142,414,000 as at September 30, 2018) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $4,457,906,000 ($3,605,464,000 as at September 30, 2018) coming from its foreign subsidiaries as they are considered indefinitely reinvested. The Company may be subject to taxation if it modifies its strategy by distributing these earnings in the form of dividends or otherwise.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	39

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K. and Germany, with smaller plans in other countries. The benefits are based on pensionable salary and years of service and are funded with assets held in separate funds.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in the U.K. and Germany:

U.K.

In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation up to a maximum of 70% to return-seeking assets such as equities; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 20% of the scheme assets in equities and 80% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 30% of the plan assets in equities and 70% in bonds.

The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.

The latest funding actuarial valuations of the three defined benefit pension plans described above were performed as at September 30, 2018 and the final results were finalized subsequent to September 30, 2019 with no material impact on the contributions.

During fiscal 2019, in line with the last funding actuarial valuations as at September 30, 2015, the Company continued to contribute to the CMG U.K. Pension Scheme and to the Logica Defined Benefit Pension plan with quarterly payments of $3,848,000 and monthly payments of $150,000 respectively to ensure that their funding objectives are met and quarterly payments of $303,000 and monthly payments of $10,000 respectively to cover administration expenses.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. About one third of the plans are bound by the former Works Council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	40

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2019	U.K.	Germany	Other	Total
	$	$	$	$
Defined benefit obligations	(812,179)	(101,298)	(131,107)	(1,044,584)
Fair value of plan assets	908,406	12,803	26,786	947,995
	96,227	(88,495)	(104,321)	(96,589)
Fair value of reimbursement rights	—	22,360	1,519	23,879
Net asset (liability) recognized in the balance sheet	96,227	(66,135)	(102,802)	(72,710)

Presented as:

Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	22,360	1,519	23,879

Retirement benefits assets	96,227	—	393	96,620

Retirement benefits obligations	—	(88,495)	(104,714)	(193,209)
	96,227	(66,135)	(102,802)	(72,710)

As at September 30, 2018	U.K.	Germany	Other	Total
	$	$	$	$
Defined benefit obligations	(760,244)	(89,959)	(113,870)	(964,073)
Fair value of plan assets	787,550	13,250	21,421	822,221
	27,306	(76,709)	(92,449)	(141,852)
Fair value of reimbursement rights	—	23,170	1,482	24,652
Net asset (liability) recognized in the balance sheet	27,306	(53,539)	(90,967)	(117,200)

Presented as:

Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,170	1,482	24,652

Retirement benefits assets	27,306	—	176	27,482

Retirement benefits obligations	—	(76,709)	(92,625)	(169,334)
	27,306	(53,539)	(90,967)	(117,200)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	41

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	Other	Total
	$	$	$	$
As at September 30, 2018	760,244	89,959	113,870	964,073
Current service cost	889	689	10,798	12,376
Interest cost	21,261	1,512	4,508	27,281
Past service cost	8,239	—	—	8,239
Business acquisitions (Note 25a)	—	1,444	6,550	7,994
Actuarial losses due to change in financial assumptions[1]	99,257	15,253	14,878	129,388
Actuarial gains due to change in demographic assumptions[1]	(6,947)	(292)	(8,469)	(15,708)
Actuarial (gains) losses due to experience[1]	(16,773)	1,065	(1,400)	(17,108)
Plan participant contributions	102	—	—	102
Benefits paid from the plan	(25,395)	(263)	(3,228)	(28,886)
Benefits paid directly by employer	—	(4,020)	(3,079)	(7,099)
Foreign currency translation adjustment[1]	(28,698)	(4,049)	(3,321)	(36,068)
As at September 30, 2019	812,179	101,298	131,107	1,044,584
Defined benefit obligations of unfunded plans	—	—	92,738	92,738
Defined benefit obligations of funded plans	812,179	101,298	38,369	951,846
As at September 30, 2019	812,179	101,298	131,107	1,044,584

Defined benefit obligations	U.K.	Germany	Other	Total
	$	$	$	$
As at September 30, 2017	792,216	87,995	111,479	991,690

Current service cost	1,383	741	9,617	11,741

Interest cost	21,492	1,557	3,933	26,982

Past service cost	—	—	2,166	2,166

Actuarial (gains) losses due to change in financial assumptions[1]	(28,091)	242	(3,649)	(31,498)

Actuarial gains due to change in demographic assumptions[1]	(3,853)	—	(4,994)	(8,847)

Actuarial losses due to experience[1]	3,116	541	4,710	8,367

Plan participant contributions	192	—	—	192

Benefits paid from the plan	(31,907)	(171)	(5,267)	(37,345)

Benefits paid directly by employer	—	(2,611)	(1,341)	(3,952)

Foreign currency translation adjustment[1]	5,696	1,665	(2,784)	4,577
As at September 30, 2018	760,244	89,959	113,870	964,073
Defined benefit obligations of unfunded plans	—	—	88,025	88,025

Defined benefit obligations of funded plans	760,244	89,959	25,845	876,048
As at September 30, 2018	760,244	89,959	113,870	964,073

[1]	Amounts recognized in other comprehensive income.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	42

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	Other	Total
	$	$	$	$
As at September 30, 2018	787,550	36,420	22,903	846,873
Interest income on plan assets	22,271	620	2,425	25,316
Employer contributions	24,430	2,765	8,273	35,468
Return on assets excluding interest income[1]	133,821	(784)	669	133,706
Plan participants contributions	102	—	—	102
Benefits paid from the plan	(25,395)	(263)	(3,228)	(28,886)
Benefits paid directly by employer	—	(2,576)	(3,079)	(5,655)
Administration expenses paid from the plan	(1,696)	—	(152)	(1,848)
Foreign currency translation adjustment[1]	(32,677)	(1,019)	494	(33,202)
As at September 30, 2019	908,406	35,163	28,305	971,874
Plan assets	908,406	12,803	26,786	947,995
Reimbursement rights	—	22,360	1,519	23,879
As at September 30, 2019	908,406	35,163	28,305	971,874

Plan assets and reimbursement rights	U.K.	Germany	Other	Total
	$	$	$	$
As at September 30, 2017	763,859	34,951	26,156	824,966
Interest income on plan assets	20,915	626	1,824	23,365
Employer contributions	20,152	2,283	1,652	24,087
Return on assets excluding interest income[1]	12,981	226	1,826	15,033
Plan participants contributions	192	—	—	192
Benefits paid from the plan	(31,907)	(171)	(5,267)	(37,345)
Benefits paid directly by employer	—	(2,611)	(1,341)	(3,952)
Administration expenses paid from the plan	(1,964)	—	(173)	(2,137)
Foreign currency translation adjustment[1]	3,322	1,116	(1,774)	2,664
As at September 30, 2018	787,550	36,420	22,903	846,873
Plan assets	787,550	13,250	21,421	822,221
Reimbursement rights	—	23,170	1,482	24,652
As at September 30, 2018	787,550	36,420	22,903	846,873
[1]	Amounts recognized in other comprehensive income.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	43

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2019	U.K.	Germany	Other	Total
	$	$	$	$

Quoted equities	366,203	—	—	366,203

Quoted bonds	200,599	—	—	200,599

Cash	111,454	—	91	111,545

Other[1]	230,150	12,803	26,695	269,648

	908,406	12,803	26,786	947,995

As at September 30, 2018	U.K.	Germany	Other	Total
	$	$	$	$

Quoted equities	339,915	—	—	339,915

Quoted bonds	198,541	—	79	198,620

Property	34,399	—	—	34,399

Cash	17,178	—	107	17,285

Other[1]	197,517	13,250	21,235	232,002

	787,550	13,250	21,421	822,221

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2019	2018
	$	$

Current service cost	12,376	11,741

Past service cost	8,239	2,166

Net interest on net defined benefit obligations or assets	1,965	3,617

Administration expenses	1,848	2,137

	24,428	19,661

[1]

The expense was presented as costs of services, selling and administrative for an amount of $20,615,000 and as net finance costs for an amount of $3,813,000 (Note 24) ($13,907,000 and $5,754,000, respectively for the year ended September 30, 2018).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	44

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2019	U.K	Germany	Other
	%	%	%

Discount rate	1.82	0.56	1.72

Future salary increases	3.03	2.50	2.23

Future pension increases	3.00	1.50	0.03

Inflation rate	3.03	2.00	2.37

As at September 30, 2018	U.K.	Germany	Other
	%	%	%

Discount rate	2.83	1.73	2.92

Future salary increases	3.40	2.50	2.50

Future pension increases	3.32	1.50	—

Inflation rate	3.40	2.00	2.31

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2019		U.K.	Germany
		(in years)

Longevity at age 65 for current members

Males		21.8	20.0

Females		23.1	23.0

Longevity at age 45 for current members

Males		23.6	24.0

Females		25.2	26.0

As at September 30, 2018		U.K.	Germany
		(in years)

Longevity at age 65 for current members

Males		21.9	20.0

Females		23.8	24.0

Longevity at age 45 for current members

Males		23.3	22.0

Females		25.4	26.0

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	45

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2019: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2018 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2018G.

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2019	U.K.	Germany
	$	$

Increase of 0.25% in the discount rate	(33,082)	(3,440)

Decrease of 0.25% in the discount rate	34,484	3,632

Salary increase of 0.25%	408	56

Salary decrease of 0.25%	(404)	(55)

Pension increase of 0.25%	16,758	1,601

Pension decrease of 0.25%	(16,398)	(1,531)

Increase of 0.25% in inflation rate	26,342	1,601

Decrease of 0.25% in inflation rate	(25,490)	(1,531)

Increase of one year in life expectancy	20,884	3,325

Decrease of one year in life expectancy	(20,824)	(2,938)

As at September 30, 2018	U.K.	Germany
	$	$

Increase of 0.25% in the discount rate	(32,877)	(2,870)

Decrease of 0.25% in the discount rate	34,433	3,024

Salary increase of 0.25%	478	53

Salary decrease of 0.25%	(472)	(51)

Pension increase of 0.25%	16,567	1,330

Pension decrease of 0.25%	(16,157)	(1,276)

Increase of 0.25% in inflation rate	26,313	1,330

Decrease of 0.25% in inflation rate	(24,808)	(1,276)

Increase of one year in life expectancy	18,676	2,501

Decrease of one year in life expectancy	(18,590)	(2,237)

The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30
	2019	2018
	(in years)

U.K.	18	18

Germany	14	14

Other	13	13

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	46

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $25,247,000 to defined benefit plans during the next year, of which $19,799,000 relates to the U.K. plans, and $5,448,000 relates to the other plans. The contributions will include funding payments and new benefit accruals.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $221,063,000 in 2019 ($233,376,000 in 2018).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.73% and the Company’s proportion of the total number of active members in the plan is 0.51%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 175%. As at September 30, 2019, Alecta collective funding ratio was 142% (159% in 2018). The plan expense was $32,512,000 in 2019 ($36,645,000 in 2018). The Company expects to contribute $25,736,000 to the plan during the next year.

OTHER BENEFIT PLANS

The Company maintains deferred compensation plans covering some of its U.S. and German management. Some of the plans include assets that will be used to fund the liabilities. As at September 30, 2019, the deferred compensation liability totaled $63,838,000 ($58,197,000 as at September 30, 2018) (Note 14) and the deferred compensation assets totaled $62,627,000 ($56,900,000 as at September 30, 2018) (Note 10).

For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $62,247,000 as at September 30, 2019 ($56,642,000 as at September 30, 2018).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	47

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Accumulated other comprehensive income

	As at September 30, 2019	As at September 30, 2018
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $63,579 ($72,054 as at September 30, 2018)	596,358	759,015

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $67,165 ($73,502 as at September 30, 2018)	(426,376)	(479,400)

Deferred costs of hedging on cross-currency swaps, net of accumulated income tax recovery of $ 1,113 (nil as at September 30, 2018)	(4,091)	—

Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expense of $ 13,003 (net of accumulated tax recovery of $12,286 as at September 30, 2018)	24,157	(26,786)

Net unrealized gains (losses) on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $352 (net of accumulated income tax recovery of $734 as at September 30, 2018)	1,486	(2,616)

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $8,698 ($13,021 as at September 30, 2018)	(14,840)	(48,617)

	176,694	201,596

For the year ended September 30, 2019, $8,306,000 of the net unrealized gains on cash flow hedges, net of income tax recovery of $4,311,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($145,000 for the year ended September 30, 2018). For the year ended September 30, 2019, $5,203,000 of the deferred costs of hedging cross-currency swaps, net of income tax recovery of $1,113,000, were also reclassified in the consolidated statements of earnings.

18.	Capital stock

The Company’s authorized share capital is comprised of an unlimited number, all without par value, of:

–

First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Class A subordinate voting shares, carrying one vote per share, participating equally with Class B multiple voting shares with respect to the payment of dividends and convertible into Class B multiple voting shares under certain conditions in the event of certain takeover bids on Class B multiple voting shares; and

–

Class B multiple voting shares, carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	48

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Capital stock (continued)

For the fiscal years 2019 and 2018, the number of issued and outstanding Class A subordinate voting shares and Class B multiple voting shares varied as follows:

	Class A subordinate voting shares		Class B multiple voting shares			Total

	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2017	254,106,795	2,008,892	32,852,748	45,833	286,959,543	2,054,725

Issued upon exercise of stock options[1]	2,737,156	94,552	—	—	2,737,156	94,552

PSUs exercised[2]	—	7,439	—	—	—	7,439

Purchased and cancelled[3]	(10,325,879)	(113,437)	—	—	(10,325,879)	(113,437)

Purchased and not cancelled[3]	—	(402)	—	—	—	(402)

Purchased and held in trusts[4]	—	(24,789)	—	—	—	(24,789)

Shares held in trusts resold[4]	—	504	—	—	—	504

Conversion of shares[5]	3,907,042	5,451	(3,907,042)	(5,451)	—	—

As at September 30, 2018	250,425,114	1,978,210	28,945,706	40,382	279,370,820	2,018,592

Issued upon exercise of stock options[1]	1,942,580	77,773	—	—	1,942,580	77,773

PSUs exercised[2]	—	7,651	—	—	—	7,651

Purchased and cancelled[3]	(12,510,232)	(169,299)	—	—	(12,510,232)	(169,299)

Purchased and held in trusts[4]	—	(30,740)	—	—	—	(30,740)

As at September 30, 2019	239,857,462	1,863,595	28,945,706	40,382	268,803,168	1,903,977

[1]

The carrying value of Class A subordinate voting shares includes $14,070,000 ($17,340,000 for the year ended September 30, 2018), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

During the year ended September 30, 2019, 160,694 PSUs were exercised (172,068 during the year ended September 30, 2018) with a recorded value of $7,651,000 ($7,439,000 during the year ended September 30, 2018) that was removed from contributed surplus. As at September 30, 2019, 875,480 Class A subordinate voting shares were held in trusts under the PSU plans (661,179 as at September 30, 2018).

[3]

On January 30, 2019, the Company’s Board of Directors authorized and subsequently received the regulatory approval for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,100,499 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing February 6, 2019, until no later than February 5, 2020, or on such earlier date when the Company has either acquired the maximum number or elects to terminate the bid.

During the year ended September 30, 2019, the Company purchased for cancellation 7,301,870 Class A subordinate voting shares (3,510,700 during the year ended September 30, 2018) under its previous and current NCIB for a cash consideration of $626,075,000 ($293,671,000 during the year ended September 30, 2018) and the excess of the purchase price over the carrying value in the amount of $567,125,000 ($265,563,000 during the year ended September 30, 2018) was charged to retained earnings. As of September 30, 2018, 50,000 of the purchased Class A subordinate voting shares with a carrying value of $402,000 and a cash consideration of $4,180,000 were held by the Company and were paid and cancelled during the year ended September 30, 2019.

During the year ended September 30, 2019, the Company also purchased for cancellation 5,158,362 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $500,000,000 (3,634,729 and $272,842,000, respectively during the year ended September 30, 2018). The excess of the purchase price over the carrying value in the amount of $389,651,000 was charged to retained earnings ($195,062,000 during the year ended September 30, 2018). The purchase is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

[4]

During the year ended September 30, 2019, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 374,995 Class A subordinate voting shares of the Company on the open market (372,290 during the year ended September 30, 2018) for a cash consideration of $30,740,000 ($24,789,000 during the year ended September 30, 2018). During the year ended September 30, 2018, the trustees resold 7,711 Class A subordinate voting shares that were held in trusts on the open market in accordance with the terms of the PSU plans. The excess of proceeds over the carrying value of the Class A subordinate voting shares, in the amount of $24,000 resulted in an increase of contributed surplus.

[5]

On February 26, 2018, the Founder and Executive Chairman of the Board of the Company converted a total of 3,031,383 Class B multiple voting shares into 3,031,383 Class A subordinate voting shares. In addition, on May 9, 2018, the Founder and Advisor to the Executive Chairman of the Board of the Company, also a related party of the Company, converted a total of 875,659 Class B multiple voting shares into 875,659 Class A subordinate voting shares.

On February 26, 2018, the Company entered into a private agreement with a related party, the Founder and Executive Chairman of the Board of the Company, to purchase for cancellation 3,230,450 Class A subordinate voting shares for a cash consideration of $231,443,000 excluding transaction costs of $300,000 which were paid during the year ended September 30, 2018. The excess of the purchase price over the carrying value in the amount of $223,792,000 was charged to retained earnings. The transaction was recommended by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the terms of the transaction. A favourable decision was obtained from the Quebec securities regulator to exempt the Company from the issuer bid requirements. The purchase was considered within the annual aggregate limit that the Company was entitled to purchase under its previous NCIB.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	49

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments

a)   Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2019, 25,881,386 Class A subordinate voting shares were reserved for issuance under the stock option plan.

The following table presents information concerning the outstanding stock options granted by the Company:

		2019		2018
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	12,830,826	52.01	15,237,883	44.70
Granted	52,735	82.59	1,944,829	83.94
Exercised (Note 18)	(1,942,580)	32.81	(2,737,156)	28.19
Forfeited	(1,045,783)	64.11	(1,610,969)	61.93
Expired	(3,606)	34.79	(3,761)	28.13
Outstanding, end of year	9,891,592	54.64	12,830,826	52.01
Exercisable, end of year	5,460,470	41.32	5,695,951	34.11

The weighted average share price at the date of exercise for stock options exercised in 2019 was $93.68 ($74.01 in 2018).

The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2019:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$		(in years)	$		$
13.26 to 38.79	2,644,296	3.37	28.10	2,644,296	28.10
39.47 to 47.36	599,536	5.12	39.57	599,536	39.57
47.81 to 56.69	1,192,731	5.99	48.51	864,103	48.54
57.21 to 63.72	3,554,413	7.45	63.21	1,315,301	63.20
67.04 to 102.79	1,900,616	8.93	84.16	37,234	68.78
	9,891,592	6.33	54.64	5,460,470	41.32

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	50

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments (continued)

a)   Stock options (continued)

The weighted average fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2019	2018
Grant date fair value ($)	16.24	16.45
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	19.79	19.80
Risk-free interest rate (%)	2.26	2.21
Expected life (years)	4.00	4.00
Exercise price ($)	82.59	83.94
Share price ($)	82.59	83.94

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

b)   Performance share units

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 18).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2017	468,668
Granted[1]	403,321
Exercised (Note 18)	(172,068)
Forfeited	(41,189)
Outstanding as at September 30, 2018	658,732
Granted[1]	472,187
Exercised (Note 18)	(160,694)
Forfeited	(108,740)
Outstanding as at September 30, 2019	861,485

[1]	The PSUs granted in 2019 had a grant date fair value of $83.24 per unit ($64.75 in 2018).

c)   Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	51

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments (continued)

d)   Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2019, the number of outstanding DSUs was 137,571 (140,886 DSUs as at September 30, 2018).

e)   Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30
	2019	2018
	$	$
Stock options	21,674	25,822
PSUs	17,766	12,635
Share purchase plan	115,287	106,770
DSUs	3,334	2,918
	158,061	148,145

20.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2019			2018
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,263,207	272,719,309	4.63	1,141,402	283,878,426	4.02
Net effect of dilutive stock options and PSUs[2]		5,066,415			4,980,154
	1,263,207	277,785,724	4.55	1,141,402	288,858,580	3.95

[1]

During the year ended September 30, 2019, 12,460,232 Class A subordinate voting shares purchased and 875,480 Class A subordinate voting shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (10,375,879 and 661,179, respectively during the year ended September 30, 2018).

[2]	The calculation of the diluted earnings per share excluded 1,716,774 stock options for the year ended September 30, 2019 (1,935,289 for the year ended September 30, 2018), as they were anti-dilutive.

21.	Remaining performance obligations

Remaining performance obligations relates to Company’s performance obligations that are partially or fully unsatisfied under fixed-fee arrangements for which the term of the contract is over one year.

The amount of the selling price allocated to remaining performance obligations as at September 30, 2019 is $964,052,000 and is expected to be recognized as revenue within weighted an average of 1.6 years.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	52

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

22.	Costs of services, selling and administrative

	Year ended September 30
	2019	2018
	$	$
Salaries and other member costs[1]	7,158,588	6,846,585
Professional fees and other contracted labour	1,439,915	1,369,420
Hardware, software and data center related costs	873,158	829,655
Property costs	363,812	307,496
Amortization and depreciation (Note 23)	388,087	383,834
Other operating expenses	60,447	64,801
	10,284,007	9,801,791

[1]	Net of R&D and other tax credits of $171,389,000 in 2019 ($182,493,000 in 2018).

23.	Amortization and depreciation

	Year ended September 30
	2019	2018
	$	$
Depreciation of PP&E1 (Note 6)	159,264	156,587
Amortization of intangible assets (Note 8)	164,560	156,926
Amortization of contract costs related to transition costs	64,263	70,321
Included in costs of services, selling and administrative (Note 22)	388,087	383,834

Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,919	3,591
Amortization of deferred financing fees (presented in finance costs)	1,012	721
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	283	1,339
Impairment of PP&E (presented in restructuring costs) (Note 6)	—	1,924
Impairment of intangible assets (presented in restructuring costs) (Note 8)	—	1,266
	392,301	392,675

[1]	Depreciation of PP&E acquired under finance leases was $8,117,000 in 2019 ($7,841,000 in 2018).

24.	Net finance costs

	Year ended September 30
	2019	2018
	$	$
Interest on long-term debt	63,312	62,875
Net interest costs on net defined benefit obligations or assets (Note 16)	3,813	5,754
Other finance costs	15,071	8,166
Finance costs	82,196	76,795
Finance income	(11,566)	(2,910)
	70,630	73,885

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	53

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

25.	Investments in subsidiaries

a)   Business acquisitions realized in current fiscal year

The Company made the following acquisitions during the year ended September 30, 2019:

–

On October 11, 2018, the Company acquired all outstanding shares of ckc AG (ckc), a specialized provider of agile software development and management services, with a focus on the automotive sector, headquartered in Brunswick, Germany;

–

During the year, the Company acquired the control of Acando AB (Acando), a consulting services firm headquartered in Stockholm, Sweden, through a step acquisition. In March 2019, the Company acquired 22.6% of the outstanding shares of Acando which was accounted for as an investment in an associate using the equity method. On April 16, 2019, the Company acquired control of Acando through the acquisition of an additional 71.1% of the outstanding shares under a tender offer and by May 14, 2019, an additional 2.4% was acquired. The remaining 3.9% of the outstanding shares, which are included in accounts payable and accrued liabilities in the consolidated balance sheet, were acquired on October 11, 2019.

–

On August 30, 2019, the Company acquired all outstanding shares of Annams Systems Corporation d/b/a Sunflower Systems (Sunflower), a specialized provider of asset management software, solutions and services, headquartered in San Ramon, California.

The following table presents the fair value of assets acquired and liabilities assumed for all the above acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	Acando	Other	Total
	$	$	$
Current assets	105,298	14,674	119,972
PP&E (Note 6)	6,404	1,271	7,675
Intangible assets (Note 8)	102,889	9,855	112,744
Goodwill[1] (Note 11)	555,921	31,916	587,837
Current liabilities	(120,746)	(12,735)	(133,481)
Deferred tax liabilities	(25,966)	(1,324)	(27,290)
Retirement benefits obligations (Note 16)	(6,550)	(1,444)	(7,994)
Long-term debt	(9,828)	—	(9,828)
	607,422	42,213	649,635
Cash acquired	16,348	(2,481)	13,867
Net assets acquired	623,770	39,732	663,502

Consideration paid	599,744	37,738	637,482
Consideration payable[2]	24,026	1,994	26,020

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2019, $482,939,000 of the goodwill is included in the Northern Europe operating segment, $90,943,000 in the Central and Eastern Europe operating segment and $13,955,000 in the U.S. Federal operating segment. The goodwill is only deductible for tax purposes for Sunflower.

[2]	Mostly repayable through the fiscal year 2020 with no interest.

The fair value of assets acquired and liabilities assumed for Acando and Sunflower are preliminary and are expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation. During the year ended September 30, 2019, the Company finalized the fair value of assets acquired and liabilities assumed for ckc.

Since the date of acquisition, Acando contributed approximately $170,000,000 of revenues and $9,000,000 of earnings before acquisition and related integration costs, and income taxes to the financial results of the Company. When annualized, these figures are indicative of the impact the acquisition would have had on the results of the Company since October 1, 2018, on a pro forma basis, before borrowing costs and divestitures, which are deemed non-significant.

With strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including manufacturing, retail and government.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	54

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

25.	Investments in subsidiaries (continued)

a)   Business acquisitions realized in current fiscal year (continued)

On June 14, 2019, the Company announced an all-cash offer of approximatively $131,258,000 to acquire all outstanding shares of SCISYS Group PLC, operating in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries, headquartered in Dublin, Ireland. The transaction is expected to be completed by the first quarter of fiscal year 2020.

b)   Business acquisitions realized in the prior fiscal year

The Company made the following acquisitions during the year ended September 30, 2018:

–

On October 6, 2017 and October 26, 2017, the Company acquired 94.79% and an additional 1.88%, respectively of the outstanding shares of Affecto Plc (Affecto) and subsequently, acquired the remaining outstanding shares in the fiscal year 2018. Affecto is a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland;

–

On December 7, 2017, the Company acquired all outstanding shares of Paragon Solutions, Inc. (Paragon), a high-end commercial business consultancy with depth in health and life sciences and IT expertise in digital transformation and systems integration, headquartered in Cranford, New Jersey; and

–

On May 16, 2018, the Company acquired all outstanding shares of Facilité Informatique Canada Inc. (Facilité Informatique), an IT consulting services firm in high-demand digital services across a wide range of industries with a strong local presence in Montréal and Québec City, headquartered in Montréal, Québec.

These acquisitions were made to complement the Company’s proximity model and further strengthen its global capabilities across several in-demand digital transformation areas.

During the year ended September 30, 2018, the Company paid an amount of $9,966,000 related to acquisitions realized in the fiscal year 2018 and an additional amount of $7,385,000 related to acquisitions realized in the fiscal year 2017.

The following table presents the fair value of assets acquired and liabilities assumed for the above acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed. During the year ended September 30, 2018, the Company finalized the fair value of assets acquired and liabilities assumed for Affecto and Paragon. The fair value of assets acquired and liabilities assumed for Facilité Informatique was preliminary.

2018
$
Current assets	109,878
PP&E (Note 6)	2,614
Intangible assets	47,723
Goodwill[1]	209,992
Current liabilities	(89,179)
Deferred tax liabilities	(9,246)

Long-term debt	(27,925)
243,857

Cash acquired	22,642

Net assets acquired	266,499

Consideration paid	253,428

Consideration payable	13,071

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2018, $44,674,000 of the goodwill is included in the U.S. Commercial and State Government operating segment, $29,081,000 in the Canada operating segment and $136,237,000 in the Northern Europe operating. The goodwill is not deductible for tax purposes.

During the year ended September 30, 2019, the Company finalized the fair value of assets acquired and liabilities assumed for Facilité Informatique with adjustments resulting mainly in an increase of intangible assets of $1,320,000 and a decrease of goodwill of $734,000.

In addition, during the year ended September 30, 2019, the Company paid an additional cash consideration of $2,088,000 related to acquisitions realized in the prior fiscal year.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	55

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

25.	Investments in subsidiaries (continued)

c)   Acquisition-related and integration costs

The Company expensed $77,417,000 related to acquisition-related and integration costs during the year ended September 30, 2019 ($37,482,000 during the year ended September 30, 2018). This amount includes acquisition-related costs of $1,992,000 ($1,687,000 during the year ended September 30, 2018) and integration costs of $75,425,000 ($35,795,000 during the year ended September 30, 2018). The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include termination of employments of $56,268,000 accounted for in restructuring provisions ($17,630,000 during the year ended September 30, 2018), leases of vacated premises of $4,795,000 accounted for in onerous lease provisions ($10,747,000 during the year ended September 30, 2018), as well as other integration costs of $14,362,000 ($7,418,000 during the year ended September 30, 2018).

d)   Disposal

There was no significant disposal during the years ended September 30, 2019 and 2018.

26.	Supplementary cash flow information

a)  Net change in non-cash working capital items is as follows for the years ended September 30:

	2019	2018
	$	$
Accounts receivable	205,549	(106,072)
Work in progress	(161,031)	8,290
Prepaid expenses and other assets	(22,238)	10,927
Long-term financial assets	(3,547)	(11,448)
Accounts payable and accrued liabilities	(54,822)	107,889
Accrued compensation	13,112	(10,602)
Deferred revenue	(22,659)	(61,827)
Provisions	737	(31,831)
Long-term liabilities	19,353	13,866
Retirement benefits obligations	(2,814)	493
Derivative financial instruments	(271)	46
Income taxes	(27,620)	42,032
	(56,251)	(38,237)

b)  Non-cash operating and investing activities related to operations are as follows for the years ended September 30:

	2019	2018
	$	$
Operating activities
Accounts payable and accrued liabilities	14,573	26,333
Provisions	2,512	1,516
	17,085	27,849
Investing activities
Purchase of PP&E	(14,913)	(17,600)
Additions to intangible assets	(14,267)	(19,441)
	(29,180)	(37,041)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	56

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Supplementary cash flow information (continued)

c)  Changes arising from financing activities are as follows for the years ended September 30:

		2019		2018
	Long-term debt	Derivative financial instruments to hedge long-term debt	Long-term debt	Derivative financial instruments to hedge long-term debt
	$	$	$	$
Balance, beginning of year	1,800,893	43,217	1,862,003	58,844
Cash used in financing activities excluding equity
Net change in unsecured committed revolving credit facility	139,575	—	(5,205)	—
Increase of long-term debt	686,810	—	20,111	—
Repayment of long-term debt	(355,406)	—	(121,771)	—
Repayment of debt assumed in business acquisitions	(2,141)	—	(28,609)	—
Settlement of derivative financial instruments (Note 30)	—	(554)	—	(2,430)
Non-cash financing activities
Increase in obligations under finance leases	12,095	—	9,192	—
Additions through business acquisitions (Note 25)	9,828	—	27,925	—
Changes in foreign currency exchange rates	25,304	(72,557)	50,968	(13,197)
Other	14,249	—	(13,721)	—
Balance, end of year	2,331,207	(29,894)	1,800,893	43,217

d)  Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2019	2018
	$	$

Interest paid	102,108	81,998

Interest received	3,080	1,536

Income taxes paid	386,953	261,952

e)  Cash and cash equivalents consisted of unrestricted cash as at September 30, 2019 and 2018.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	57

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Segmented information

The following tables present information on the Company’s operations based on its revised management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure (Note 11).

							Year ended September 30, 2019
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	2,019,663	1,877,252	1,711,927	1,802,462	1,621,987	1,351,993	1,162,593	563,359	12,111,236
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	271,543	200,116	349,497	331,135	235,262	180,646	101,749	155,047	1,824,995
Acquisition-related and integration costs (Note 25)									(77,417)
Net finance costs (Note 24)									(70,630)
Earnings before income taxes									1,676,948

[1]

Total amortization and depreciation of $391,289,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K and Australia, Central and Eastern Europe and Asia Pacific segments is $42,558,000, $65,502,000, $62,486,000, $72,767,000, $28,313,000, $67,110,000, $37,314,000 and $15,239,000, respectively for the year ended September 30, 2019.

							Year ended September 30, 2018
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	1,995,811	1,800,460	1,671,060	1,689,686	1,458,741	1,342,662	1,027,055	521,350	11,506,825
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	258,802	196,823	363,066	283,571	198,140	195,098	86,428	119,806	1,701,734
Acquisition-related and integration costs (Note 25)									(37,482)
Restructuring costs									(100,387)
Net finance costs (Note 24)									(73,885)
Earnings before income taxes									1,489,980

[1]

Total amortization and depreciation of $388,764,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K and Australia, Central and Eastern Europe and Asia Pacific segments is $40,732,000, $57,003,000, $66,948,000, $73,234,000, $24,269,000, $78,150,000, $33,029,000 and $15,399,000, respectively for the year ended September 30, 2018.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	58

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the years ended September 30:

	2019	2018
	$	$
Western and Southern Europe
France	1,761,861	1,717,476
Others	264,252	285,768
	2,026,113	2,003,244

Northern Europe
Sweden	854,565	800,221
Finland	785,285	781,346
Others	334,280	309,625
	1,974,130	1,891,192

Canada	1,881,364	1,823,948

U.S.[1]	3,474,418	3,222,912

U.K. and Australia
U.K.	1,480,627	1,414,568
Australia	75,268	114,601
	1,555,895	1,529,169

Central and Eastern Europe
Germany	655,713	502,703
Netherlands	463,633	448,589
Others	74,271	71,883
	1,193,617	1,023,175

Asia Pacific

Others	5,699	13,185
	5,699	13,185
	12,111,236	11,506,825

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $1,829,010,000 and $1,645,408,000, respectively in 2019 ($1,742,336,000 and $1,480,576,000, respectively in 2018).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	59

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Segmented information (continued)

GEOGRAPHIC INFORMATION (CONTINUED)

The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2019	As at September 30, 2018
	$	$

U.S.	367,415	337,191

Canada	292,291	319,604

U.K.	103,803	140,682

France	45,501	53,214

Sweden	125,987	68,463

Finland	46,828	47,512

Germany	47,800	37,331

Netherlands	22,187	25,248

Rest of the world	86,796	81,321

	1,138,608	1,110,566

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the year ended September 30:

	2019	2018
	$	$

Systems integration and consulting	5,998,486	6,023,321

Management of IT and business functions	6,112,750	5,483,504

	12,111,236	11,506,825

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $1,554,933,000 and 12.84% of revenues for the year ended September 30, 2019 ($1,379,525,000 and 12.00% for the year ended September 30, 2018).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	60

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Related party transactions

a)   Transactions with subsidiaries and other related parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
CGI Technologies and Solutions Inc.	United States

CGI France SAS	France

CGI Federal Inc.	United States

CGI IT UK Limited	United Kingdom

CGI Information Systems and Management Consultants Inc.	Canada

Conseillers en gestion et informatique CGI Inc.	Canada

CGI Sverige AB	Sweden

CGI Suomi Oy	Finland

CGI Deutschland B.V. & Co KG	Germany

CGI Information Systems and Management Consultants Private Limited	India

CGI Nederland BV	Netherlands

During the year ended September 30, 2018, the Company entered into share repurchase and conversion transactions with related parties as described in Note 18, Capital Stock.

b)   Compensation of key management personnel

Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows for the year ended September 30:

	2019	2018
	$	$

Short-term employee benefits	22,185	22,326

Share-based payments	23,991	20,773

29.	Commitments, contingencies and guarantees

a)   Commitments

As at September 30, 2019, the Company is committed under the terms of operating leases with various expiration dates up to 2033, primarily for the rental of premises and computer equipment used in managed IT and business process services contracts, in the aggregate amount of approximately $847,502,000, excluding costs for services and taxes.

The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	188,121
Between one and two years	155,531
Between two and five years	332,619
Beyond five years	171,231

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to earnings during the year was $196,494,000 ($185,292,000 in 2018), net of subleases income of $2,746,000 ($12,560,000 in 2018). As at September 30, 2019, the total future minimum sublease payments expected to be received under non-cancellable subleases were $8,631,000 ($4,075,000 as at September 30, 2018).

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	61

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Commitments, contingencies and guarantees (continued)

a)   Commitments (continued)

The Company entered into long-term service and other agreements representing a total commitment of $211,845,000. Minimum payments under these agreements are due as follows:

$

Less than one year	113,840

Between one and two years	79,252

Between two and five years	18,753

b)   Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions.

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government project could have a materially adverse effect on the results of operations and the financial condition of the Company.

c)   Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $8,871,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2019. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2019, the Company had committed a total of $33,658,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $70,720,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 13). These guarantees are required in some of the Company’s contracts with customers.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	62

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

As at September 30, 2019, there were no changes in valuation techniques.

The following table presents the financial liabilities included in the long-term debt (Note 13) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 2019		As at September 30, 2018
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

Senior U.S. and euro unsecured notes	Level 2	1,256,554	1,330,809	1,517,334	1,550,329

Obligations other than finance leases	Level 2	14,295	13,960	30,124	29,130

Obligations under finance leases	Level 2	30,339	29,792	29,909	29,193

Other long-term debt	Level 2	33,710	32,783	28,731	27,674

		1,334,898	1,407,344	1,606,098	1,636,326

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	63

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2019	As at September 30, 2018
		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	213,831	184,091

Deferred compensation plan assets (Note 10)	Level 1	62,627	56,900

		276,458	240,991

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		4,243	8,545

Foreign currency forward contracts		25,799	3,850

Long-term derivative financial instruments (Note 10)	Level 2

Cross-currency swaps		45,193	8,943

Foreign currency forward contracts		25,069	2,369

Interest rate swaps		1,380	—

		101,684	23,707

FVOCI (2018: available for sale)

Short-term investments included in current financial assets	Level 2	9,889	—

Long-term bonds included in funds held for clients (Note 5)	Level 2	180,289	184,401

Long-term investments (Note 10)	Level 2	24,596	30,054

		214,774	214,455

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		2,982	21,950

Foreign currency forward contracts		1,920	17,468

Long-term derivative financial instruments	Level 2

Cross-currency swaps		16,560	38,755

Foreign currency forward contracts		1,762	26,673

Interest rate swaps		—	12,326

		23,224	117,172

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2019 and 2018.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	64

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate of its Senior U.S. unsecured note. These swaps are being used to hedge the exposure to changes in the fair value of the debt. The following table summarizes the fair value of theses swaps:

					As at September 30, 2019	As at September 30, 2018
Interest rate swaps	Notional amount	Receive Rate	Pay Rate	Maturity	Fair value	Fair value

Fair value hedges of Senior U.S. unsecured note	U.S.$250,000	4.99%	LIBOR 1 month + 3.26%	December 2021	1,380	(12,326)

Senior U.S. unsecured note with a carrying value of $332,533,000, includes an accumulated amount of fair value hedge adjustments of $1,418,000 as at September 30, 2019.

In addition, the Company designates cross-currency interest rate swaps as cash flow hedges for changes in both interest rates and foreign exchange rates of foreign currency denominated long-term debt as described below.

The Company is also exposed to interest rate risk on its unsecured committed revolving credit facility.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar, with Senior U.S. and euro unsecured notes. As of September 30, 2019, U.S. unsecured notes of a carrying value of $634,095,000 and a nominal amount of $632,762,000 has been designated as hedging instruments to hedge portions of the Company’s net investments in its U.S. and European operations.

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	65

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following tables summarize the cross-currency swap agreements that the Company had entered into in order to manage its currency:

					As at September 30, 2019	As at September 30, 2018

Receive Notional	Receive Rate	Pay Notional	Pay rate	Maturity	Fair value	Fair value
Hedges of net investments in European operations
$443,500	From 3.40% to 3.81%	€285,400	From 2.10% to 2.51%	From September 2020 to 2024	19,305	1,985

$136,274	From 3.57% to 3.63%	£75,842	From 2.67% to 2.80%	September 2024	12,511	6,311

$58,419	From 3.57% to 3.68%	Skr371,900	From 2.12% to 2.18%	September 2024	7,995	2,553
Hedges of net investments in European operations and cash flow hedges on unsecured committed term loan credit facility
U.S.$500,000	LIBOR 1 month + 3.03%	€443,381	From 1.13% to 1.17%	December 2023	(3,627)	—
Cash flow hedges of Senior U.S. unsecured notes
U.S.$470,000	From 3.74% to 4.06%	$638,193	From 3.40% to 3.81%	From September 2020 to 2024	(6,290)	(54,066)

Total					29,894	(43,217)

During the year ended September 30, 2019, the Company settled cross-currency swaps with a notional amount of $318,600,000 for a net amount of $554,000. The related amounts recognized in accumulated other comprehensive income will be transferred to earnings when the net investment is disposed of.

The Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

As at September 30, 2019, the Company held foreign currency forward contracts to hedge exposures to changes in foreign currency, which have the following notional, average contract rates and maturities:

		Average contract rates		As at September 30, 2019	As at September 30, 2018
Foreign currency forward contracts	Notional	Less than one year	More than one year	Fair value	Fair value
USD/INR	U.S.$130,070	72.07	77.74	1,498	(8,727)
CAD/INR	$300,226	57.36	60.46	11,687	(8,258)
EUR/INR	€107,386	88.06	95.43	14,985	(7,445)
GBP/INR	£86,669	96.30	104.48	11,929	(6,221)
SEK/INR	Skr255,236	8.35	8.88	3,945	(488)
EUR/GBP	€49,442	0.89	0.91	(311)	(2,788)
EUR/MAD	€65,714	11.17	11.91	4,416	(2,879)
EUR/CZK	€24,991	25.95	26.50	243	4
EUR/SEK	€43,298	10.35	10.56	(1,828)	(752)
Others	$57,239			622	(368)
Total				47,186	(37,922)

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	66

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2019				2018
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
	$	$	$	$	$	$	$	$

Increase (decrease) in net earnings	875	2,333	167	2,166	(906)	(4,870)	(778)	(2,695)

Decrease in other comprehensive income	(7,724)	(65,034)	(109,838)	(24,736)	(6,522)	(65,337)	(107,722)	(25,018)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. The Company regularly monitors its cash forecasts to ensure it has sufficient flexibility under its available liquidity to meet its obligations.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	67

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate or floating rate.

As at September 30, 2019	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,108,895	1,108,895	1,108,895	—	—	—

Accrued compensation	642,897	642,897	642,897	—	—	—

Senior U.S. and euro unsecured notes	1,256,554	1,425,138	116,613	309,780	998,745	—

Unsecured committed revolving credit facility	334,370	378,298	10,493	10,493	357,312	—

Unsecured committed term loan credit facility	661,939	747,921	19,677	20,346	707,898	—

Obligations other than finance leases	14,295	14,609	10,938	3,102	569	—

Obligations under finance leases	30,339	31,245	14,534	11,585	5,126	—

Other long-term debt	33,710	34,181	22,719	5,652	5,219	591

Clients’ funds obligations	366,796	366,796	366,796	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	3,682

Outflow		224,440	97,993	80,424	46,023	—

(Inflow)		(228,672)	(97,250)	(82,216)	(49,206)	—

Cross-currency swaps	19,542

Outflow		1,160,635	91,857	165,934	902,844	—

(Inflow)		(1,218,430)	(101,823)	(172,868)	(943,739)	—

	4,473,019	4,687,953	2,304,339	352,232	2,030,791	591

As at September 30, 2018	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,134,802	1,134,802	1,134,802	—	—	—

Accrued compensation	602,245	602,245	602,245	—	—	—

Senior U.S. and euro unsecured notes	1,517,334	1,753,402	354,575	113,955	814,337	470,535

Unsecured committed revolving credit facility	194,795	222,331	6,573	6,591	209,167	—

Obligations other than finance leases	30,124	30,794	19,319	9,393	2,082	—

Obligations under finance leases	29,909	30,976	12,909	10,005	8,062	—

Other long-term debt	28,731	29,155	20,302	1,613	5,826	1,414

Clients’ funds obligations	328,324	328,324	328,324	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	44,141

Outflow		889,665	359,381	302,294	227,990	—

(Inflow)		(902,035)	(350,963)	(307,598)	(243,473)	—

Cross-currency swaps	60,705

Outflow		1,366,739	353,186	162,933	607,662	242,958

(Inflow)		(1,355,968)	(338,419)	(167,099)	(609,398)	(241,052)

Interest rate swaps	12,326	4,845	1,384	1,384	2,077	—

	3,983,436	4,135,275	2,503,618	133,471	1,024,332	473,855

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	68

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2019, the Company held cash and cash equivalents, funds held for clients, short-term investments and long-term investments of $616,428,000 ($539,697,000 as at September 30, 2018). The Company also had available $1,155,369,000 in unsecured committed revolving credit facility ($1,295,595,000 as at September 30, 2018). As at September 30, 2019, trade accounts receivable amounted to $979,728,000 (Note 4) ($1,126,772,000 as at September 30, 2018). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, work in progress, long-term investments and derivative financial instruments with a positive fair value. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher. The application of the low credit exemption had no material impact on the Company’s consolidated financial statements.

The Company has accounts receivable derived from clients engaged in various industries including government; manufacturing, retail & distribution; financial services; communications & utilities; and health that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base and that any single industry or geographic region represents a significant credit risk to the Company. Historically, the Company has not made any significant write-offs and had low bad debt ratios. The application of the simplified approach to measure expected credit losses for trade accounts receivable and long-term receivables as well as for work in progress had no material impact on the Company’s consolidated financial statements.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2019	2018

	$	$

Not past due	793,387	951,277

Past due 1-30 days	96,106	109,668

Past due 31-60 days	23,125	27,806

Past due 61-90 days	17,392	17,005

Past due more than 90 days	54,192	25,768
	984,202	1,131,524
Allowance for doubtful accounts	(4,474)	(4,752)

	979,728	1,126,772

In addition, the exposure to credit risk of cash and cash equivalents and derivatives financial instruments is limited given that the Company deals mainly with a diverse group of high-grade financial institutions and that derivatives agreements are generally subject to master netting agreements, such as the International Swaps and Derivatives Association, which provide for net settlement of all outstanding contracts with the counterparty in case of an event of default.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	69

Notes to the Consolidated Financial Statements

For the years ended September 30, 2019 and 2018

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31. Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2019, total managed capital1 was $9,463,626,000 ($8,699,845,000 as at September 30, 2018). Managed capital consists of long-term debt, including the current portion (Note 13), cash and cash equivalents, short-term investments, long-term investments (Note 10) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt1/Capitalization[1]

-	Debt/EBITDA[1]

Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, restructuring costs and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management credit facility and unsecured committed revolving credit facility. The ratios are as follows:

-

Leverage ratios[1], which are the ratio of total debt to EBITDA for its Senior U.S. and euro unsecured notes and the ratio of total debt net of cash and cash equivalent investments to EBITDA for its unsecured committed revolving credit facility and unsecured committed term loan credit facility for the four most recent quarters2.

-

An interest and rent coverage ratio[1], which is the ratio of the EBITDAR[1] for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as EBITDA before rent expense[2].

-

In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

1 Non-GAAP measure.

2 In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

CGI Inc. – Consolidated Financial Statements for the years ended September 30, 2019 and 2018	70